Ameren Energy Generating Company
Computation of Ratio of Earnings to Fixed Charges
(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2008	2009	2010	(a)	2011	2012
Earnings available for fixed charges, as defined:
Net income (loss) attributable to Ameren Energy Generating Company	$286,467	$159,869	$(38,573)		$44,153	$(32,941)
Net income (loss) attributable to noncontrolling interest	28,424	2,007	3,366		1,061	(6,898)
Tax expense (benefit) based on income (loss)	182,116	101,148	19,422		32,285	(29,104)
Fixed charges excluding capitalized interest(b)	55,312	61,218	77,642		61,975	52,311
Amortization of capitalized interest	664	949	1,099		1,153	1,476
Earnings available for fixed charges, as defined	$552,983	$325,191	$62,956		$140,627	$(15,156)
Fixed charges, as defined:
Interest expense on short-term and long-term debt(b)	$54,320	$58,887	$74,290		$59,033	$49,457
Capitalized interest	10,263	11,631	5,672		2,886	13,469
Estimated interest cost within rental expense	232	307	295		284	279
Amortization of net debt premium, discount, and expenses	760	2,024	3,057		2,658	2,575
Total fixed charges, as defined	$65,575	$72,849	$83,314		$64,861	$65,780
Consolidated ratio of earnings to fixed charges	8.43	4.46	—	(c)	2.17	—	(d)

(a)
Effective January 1, 2010, Ameren Energy Generating Company (Genco) acquired an 80% ownership interest in Electric Energy Inc. (EEI) from an Ameren Corporation subsidiary as a result of an internal reorganization. In accordance with authoritative guidance, periods presented reflect the combined Genco and EEI results.

(b)	Includes interest expense related to uncertain tax positions.

(c)
Earnings were inadequate to cover fixed charges by $20 million for the year ended December 31, 2010. In the third quarter of 2010, Genco recorded an impairment charge of $170 million related to long-lived assets, goodwill and intangible assets. See Note 11 - Impairment and Other Charges under Part II, Item 8, of this Form 10-K for additional information.

(d)
Earnings were inadequate to cover fixed charges by $81 million for the year ended December 31, 2012. In 2012, Genco recorded an asset impairment charge of $70 million to reduce the carrying value of the Elgin energy center to its estimated fair value. See Note 11 - Impairment and Other Charges under Part II, Item 8, of this Form 10-K for additional information.